EFES

MS 3628

07022076

File: 082-04144

March 12, 2007

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 16 2007
WASH. D.C.
185

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the resolution of the Board of Directors to increase the registered capital.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED

APR 09 2007

THOMSON FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dly 4/3

EFES BEVERAGE GROUP / ANADOLU EFES

GENERAL RELEASE TO THE PUBLIC

MARCH 09TH, 2007

At the meeting of the Board of Directors of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. ("Anadolu Efes"), dated 08.03.2007, it has been unanimously decided to increase the registered share capital of Anadolu Efes from 200 Million YTL to 900 Million YTL, to amend the articles #7 and #11 of Anadolu Efes' Charter, and to authorize the company management to conduct any related work in regard to the above mentioned transactions. The related Board of Directors Resolution is attached below.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

RESOLUTION OF BOARD OF DIRECTORS:

As a result of the negotiations in accordance with the agenda, it has been unanimously decided to increase the registered share capital of Anadolu Efes currently at 200 Million YTL to 900 Million YTL, to modify the article #7 of the Company Charter accordingly, amend article #11 denoting the shares representing the issued capital, to obtain the necessary permissions required by the Capital Markets Law and Turkish Commercial Law from relevant authorities, to propose the amendments in the Company Charter for approval to the General Assembly after the necessary permissions are granted and to authorize the company management to conduct any related work in regard to the above mentioned actions.

New Version
CAPITAL
Article 7)

The Company has adopted the registered capital system as per the rules of the Capital Markets Law No. 2499, with the permission of the Capital Markets Board dated 25.6.1992, No. 308. The registered capital of the Company is 900.000.000.- (ninehundredmillion) YTL.

The 112.876.818,27 YTL (one hundred and twelve million eight hundred and seventy six thousand eight hundred and eighteen YTL twenty seven YKr) constituting the issued capital of the Company has been paid without any form of collusion.

112.876.818,27 shares, all made out to the bearer, with a nominal value of 1 YTL represent the issued capital of 112.876.818,27 YTL.

The previous 1.000 TL nominal value of one share, has been changed to 1 YTL as per the law No. 5274 concerning amendments to Turkish Commercial Code. Consequently the total number of shares has decreased and 1 share with a nominal value of 1 YTL will be delivered to each 1.000 shares, with nominal values of 1.000 TL. All rights of the shareholders arising from the mentioned exchange are reserved.

The Board of Directors is authorized in accordance with the Capital Markets Law rules to increase the issued capital to the registered capital level by issuing bearer shares. New shares will be delivered to existing shareholders in proportion with their ownership ratio when increasing capital through internal resources.

Shares representing the capital are monitored within the framework of registration.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ISSUANCE OF SHARES

Article 11) The issued capital of the Company worth 112.876.818.269.000 TL (one hundered and twelve trillion eight hundred and seventy six billion eight hundred and eighteen million two hundred and sixty nine thousand) has been divided to 112.876.818.269 (one hundred and twelve billion eight hundred and seventy six million eight hundred and eighteen thousand two hundred and sixty nine) shares with nominal values of 1.000 TL, and the distribution of these shares are presented below:

Order	Type	Total (TL)
11	To the bearer	25.083.737.393.000
12	To the bearer	25.083.737.393.000
13	To the bearer	62.709.343.483.000

Chairman
Kamil YAZICI

Vice-chair
İzzet ÖZİLHAN

Member
Tunçay ÖZİLHAN

Member
S.Vehbi YAZICI

Member
İbrahim YAZICI

Member
Tülay AKSOY

Member
Gülten YAZICI

Member
Hülya ELMALIOĞLU

Member
Ali ŞANAL

Member
Metin TOKPINAR

Member
Nail ÖZKARDEŞ

Member
Rasih Engin AKÇAKOCA

Member
Ali Zülfü TİGREL

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

END